Pursuant to Rule 433

Registration No. 333-264721

February 27, 2024

GATX Corporation

PRICING TERM SHEET

February 27, 2024

Issuer:	GATX Corporation

Pricing Date:	February 27, 2024

Expected Settlement Date*:	March 1, 2024 (T+3)

Expected Ratings**:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable) / Fitch: BBB+ (Stable)

Security:	5.400% Senior Notes due 2027

Size:	$350,000,000

Maturity Date:	March 15, 2027

Coupon:	5.400%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2024

Benchmark Treasury:	UST 4.125% due February 15, 2027

Benchmark Treasury Price and Yield:	99-00 3/4 / 4.480%

Spread to Benchmark Treasury:	95 basis points

Re-Offer Yield:	5.430%

Price to Investors:	99.914%

Redemption:

At any time prior to February 15, 2027 (one month prior to the maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

At any time on or after the Par Call Date, we may redeem the notes at a redemption price equal to 100% of the principal amount of notes being redeemed.

CUSIP/ISIN:	361448BP7 / US361448BP71

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Huntington Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC MUFG Securities Americas Inc.

*

We expect to deliver the bonds on or about March 1, 2024, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days may be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Morgan Stanley & Co. LLC at 1-866-718-1649.